Solarfun Announces Increase in Size and Pricing of
Follow-on Public Offering of 9,200,000 American Depositary Shares

SHANGHAI, November 12, 2010 -- Solarfun Power Holdings Co., Ltd. (“Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, announced that its follow-on public offering of 8,000,000 American depositary shares (“ADSs”), each representing five ordinary shares of the Company, was priced at US$9.00 per ADS, and that the underwriters have exercised their option to purchase 1,200,000 additional ADSs. This total offering size of US$82.8 million in gross proceeds (including the gross proceeds from the underwriters’ exercise of their over-allotment option) represents a 6.1% increase compared to the public offering size announced at the commencement of the public offering.

Contingent upon and within seven days after the completion of this public offering, Solarfun plans to issue and sell to Hanwha Solar Holdings Co., Ltd. (“Hanwha Solar”) a certain number of additional ordinary shares at the public offering price that will allow Hanwha Solar to maintain its level of equity ownership in Solarfun immediately prior to the public offering.  The placement of the ordinary shares to Hanwha Solar will be conducted in an offshore transaction in reliance on Regulation S under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.

Solarfun plans to use the total proceeds of approximately US$165.6 million, including US$82.8 million from the public offering and approximately US$82.8 million from the private placement, for capital expenditures and general working capital purposes.

Morgan Stanley and UBS Investment Bank acted as joint bookrunners for the public offering.

The public offering was made under Solarfun’s registration statements on Form F-3, filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2008, as amended and supplemented, and pursuant to Rule 462(b) of the Securities Act of 1933, as amended, filed with the SEC on November 10, 2010. The public offering was made only by means of a prospectus, filed with the SEC. The Company’s registration statements on Form F-3 and pursuant to Rule 462(b), preliminary prospectus supplement and prospectus supplement are available from the SEC website at http://www.sec.gov.

A copy of the prospectus relating to the public offering may be obtained by contacting Morgan Stanley & Incorporated, 180 Varick Street, New York, New York 10014; Attention: Prospectus Department, Email: prospectus@morganstanley.com, Tel: 1-866-718-1649 or UBS Investment Bank, 299 Park Avenue, New York, New York 10171, Attention: Prospectus Department, Tel: 888-827-7275.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Solarfun

Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of silicon ingots, wafers, PV cells and PV modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and multicrystalline products at its internationally certified, vertically integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward-looking statements.